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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*


                      Momentum Business Applications, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   60877P 10 8
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                                 (CUSIP Number)

                                Ronald E. F. Codd
                            1301 Harbor Bay Boulevard
                         Alameda, California 94502-6576
                                 (510) 769-5122
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 15, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   60877P 10 8

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 1  NAME OF REPORTING PERSONS     David A. Duffield

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      S.S. No. ###-##-####
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) [ ]
     (b) [ ]
     N/A
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e) [ ]
    N/A
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
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                              7  SOLE VOTING POWER
    NUMBER OF                    977,834
     SHARES                  ---------------------------------------------------
  BENEFICIALLY                8  SHARED VOTING POWER
    OWNED BY-                    N/A
      EACH                   ---------------------------------------------------
    REPORTING                 9  SOLE DISPOSITIVE POWER
     PERSON                      977,834
      WITH                   ---------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                 N/A
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    977,834
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)  [ ]
    N/A
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    20.8%
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Class A Common Stock of Momentum Business Applications, Inc., a Delaware corporation ("Momentum" or "Issuer"). The principal executive offices of Momentum are located at 1301 Harbor Bay Boulevard, Alameda, California 94502.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      David A. Duffield ("Investor")

         (b)      c/o PeopleSoft, Inc.
                  4460 Hacienda Drive
                  Pleasanton, California 94588

         (c)      President and Chief Executive Officer
                  PeopleSoft, Inc.
                  4460 Hacienda Drive
                  Pleasanton, California 94588

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Investor acquired the securities as a result of the distribution by PeopleSoft, Inc. ("PeopleSoft") to its stockholders of Momentum's Class A Common Stock. The Investor did not pay any consideration for the securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         As stated in Item 3 above, the Investor acquired the securities as a result of a distribution by PeopleSoft to its stockholders.

         (a) Because of the potential for conflicts of interest to arise between PeopleSoft and Momentum as a result of the Investor's role as the President and Chief Executive Officer of PeopleSoft, on the one hand, and as the principal stockholder of Momentum, on the other, the Investor intends to gift approximately 16% of the outstanding shares of Momentum's Class A Common Stock to one or more charitable organizations as soon as practicable.

         (b)-(j)  Not applicable.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As a result of the distribution by PeopleSoft, the Investor is the beneficial owner of 977,834 shares of Momentum's Class A Common Stock, which constitutes 20.8% of the outstanding shares of the Class A Common Stock.

         (b) As a result of the distribution by PeopleSoft, the Investor has the sole power to vote or direct the vote of 977,834 shares of Momentum's Class A Common Stock

         (c) No transactions in the class of securities reported have been effected by the Investor during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                       /s/ David A. Duffield
                                       -------------------------------
                                       David A. Duffield


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